UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated May 7, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation - Managers' transactions (Ahopelto)
•	Nokia Corporation - Managers' transactions (Baldauf)
•	Nokia Corporation - Managers' transactions (Crain)
•	Nokia Corporation - Managers' transactions (Dannenfeldt)
•	Nokia Corporation - Managers' transactions (Erenbjerg)
•	Nokia Corporation - Managers' transactions (Hook)
•	Nokia Corporation - Managers' transactions (Ihamuotila)
•	Nokia Corporation - Managers' transactions (McNamara)
•	Nokia Corporation - Managers' transactions (Öistämö)
•	Nokia Corporation - Managers' transactions (Saueressig)

Stock exchange release 7 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
7 May 2025 at 18:00 EEST

Nokia Corporation - Managers' transactions (Ahopelto)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 29 April 2025, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Ahopelto, Timo

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 107264/5/4

Transaction date: 2025-05-07

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 18732 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 18732 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

www.nokia.com

Stock exchange release 7 May 2025	2 (2)

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 7 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
7 May 2025 at 18:00 EEST

Nokia Corporation - Managers' transactions (Baldauf)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 29 April 2025, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board Chair.

Person subject to the notification requirement

Name: Baldauf, Sari

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 107332/4/4

Transaction date: 2025-05-07

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 41478 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 41478 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

www.nokia.com

Stock exchange release 7 May 2025	2 (2)

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 7 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
7 May 2025 at 18:00 EEST

Nokia Corporation - Managers' transactions (Crain)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 29 April 2025, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Crain, Elizabeth

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 107266/4/4

Transaction date: 2025-05-07

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 19624 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 19624 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

www.nokia.com

Stock exchange release 7 May 2025	2 (2)

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 7 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
7 May 2025 at 18:00 EEST

Nokia Corporation - Managers' transactions (Dannenfeldt)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 29 April 2025, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Dannenfeldt, Thomas

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 107275/6/4

Transaction date: 2025-05-07

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 21854 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 21854 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

www.nokia.com

Stock exchange release 7 May 2025	2 (2)

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 7 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
7 May 2025 at 18:00 EEST

Nokia Corporation - Managers' transactions (Erenbjerg)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 29 April 2025, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Erenbjerg, Pernille

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 107324/4/4

Transaction date: 2025-05-07

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 17840 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 17840 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

www.nokia.com

Stock exchange release 7 May 2025	2 (2)

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 7 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
7 May 2025 at 18:00 EEST

Nokia Corporation - Managers' transactions (Hook)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 29 April 2025, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Hook, Lisa

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 107272/5/4

Transaction date: 2025-05-07

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 18732 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 18732 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

www.nokia.com

Stock exchange release 7 May 2025	2 (2)

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 7 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
7 May 2025 at 18:00 EEST

Nokia Corporation - Managers' transactions (Ihamuotila)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 29 April 2025, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Ihamuotila, Timo

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 107290/4/4

Transaction date: 2025-05-07

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 19624 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 19624 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

www.nokia.com

Stock exchange release 7 May 2025	2 (2)

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 7 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
7 May 2025 at 18:00 EEST

Nokia Corporation - Managers' transactions (McNamara)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 29 April 2025, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: McNamara, Mike

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 107297/4/4

Transaction date: 2025-05-07

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 18732 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 18732 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

www.nokia.com

Stock exchange release 7 May 2025	2 (2)

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 7 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
7 May 2025 at 18:00 EEST

Nokia Corporation - Managers' transactions (Öistämö)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 29 April 2025, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Öistämö, Kai

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 107303/4/4

Transaction date: 2025-05-07

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 19178 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 19178 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

www.nokia.com

Stock exchange release 7 May 2025	2 (2)

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 7 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
7 May 2025 at 18:00 EEST

Nokia Corporation - Managers' transactions (Saueressig)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 29 April 2025, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Saueressig, Thomas

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 107312/4/4

Transaction date: 2025-05-07

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 17394 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 17394 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

www.nokia.com

Stock exchange release 7 May 2025	2 (2)

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal